Sirna Therapeutics, Inc.
185 Berry Street, Suite 6504
San Francisco, California 94107
(415) 512-7624

December 22, 2005

VIA EDGAR

Ms. Tabatha Akins
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Sirna Therapeutics, Inc.
Comment Letter dated December 19, 2005 regarding
Form 10-K for the Fiscal Year Ended December 31, 2004 and
Form 10-Q for the Quarterly Period Ended September 30, 2005
File No. 000-27914

Dear Ms. Akins:

We write to you regarding the above-captioned comment letter (the “Comment Letter”), which indicates that a response is required within 10 business days. As discussed in our phone call with you on December 22, 2005, due to the holiday season, the individuals in our company with the requisite knowledge to respond to the Comment Letter are out of the office, returning on January 3, 2006. Therefore, we respectfully request an extension of the response time to the Comment Letter until January 16, 2006, which will allow us to properly respond to the issues raised in the Comment Letter.

If you require any additional information regarding this request, please contact me at (303) 546-8108 or Gene Levoff at O’Melveny & Myers LLP, our outside counsel, at (650) 473-2674.

Very truly yours, SIRNA THERAPEUTICS, INC.

By:	/s/ Patti Ketchner
Patti Ketchner
Vice President, Finance and Corporate Controller (Acting Principal Financial and Accounting Officer)